SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated May 30, 2006.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE	FOR IMMEDIATE RELEASE

Stock Market Symbols

GIB.A (TSX)

GIB (NYSE)

CGI pursues growth strategy in Europe

with acquisition of Plaut Consulting SAS

Paris, France, May 30, 2006 – CGI Group Inc. (CGI) announced today the acquisition of Plaut Consulting SAS, a French management and technology consulting firm. Founded in 1998, the company, which is headquartered in Paris, is privately owned and has annual revenues of approximately €14 million (CAN$20 million). The acquisition, expected to close on June 1st 2006, will allow CGI to significantly increase its footprint in France.

Recognized for its expertise in implementing SAP solutions, Plaut Consulting SAS guides its worldwide clients through organizational and information systems transformation projects. Plaut Consulting SAS consists of 120 professionals in the manufacturing, retail and distribution, financial services and telecommunications markets.

“Our two companies are focused on achieving results and developing long-term partnerships that create value for our clients,” affirmed Didier Moscatelli, President of Plaut Consulting SAS. “By coming together with CGI, we will be well positioned to increase our service offering, and our professionals will have access to rich and stimulating career opportunities within a global end-to-end IT and BPS provider.”

In addition to specializing in SAP integration, Plaut Consulting SAS is also recognized for its expertise in business intelligence (BI), customer relationship management (CRM) and integrated technologies.

“This acquisition is ideally aligned with our strategic plan to profitably triple our operations in Europe by 2010,” stated Jacques Leray, Vice-President, General Manager of CGI France. “We have chosen Plaut Consulting SAS, because it has all of the key factors to allow us to increase our results over both the short and long term. Plaut Consulting SAS is a business that complements our own in terms of its professionals, activities and sectors of expertise. By joining forces, we will be capable of enhancing our response to the growing needs of our European and international clients, particularly with respect to the integration of SAP solutions. We are delighted to welcome our new colleagues to CGI.”

About CGI

Founded in 1976, CGI Group Inc. (“CGI”) is the eighth largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States of America (“US”), Europe, Asia Pacific as well as from centers of excellence in Canada, the US, Europe and India. CGI's annualized revenue run rate is currently $3.5 billion (US$3.0 billion) and at March 31, 2006, CGI's order backlog was $13.7 billion (US$11.7 billion). CGI's shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and may be “forward-looking information” within the meaning of sections 138.3 and following of the Ontario Securities Act. These statements and this information represent CGI Group Inc.’s (“CGI”) intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include and are not restricted to the timing and size of new contracts, acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in CGI’s Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements or forward-looking information. You will find more information about the risks that could cause our actual results to significantly differ from our current expectations in the Risks and Uncertainties section.

Contacts :

Investors

Lorne Gorber

Vice-President

Corporate Communications

and Investor Relations

lorne.gorber@cgi.com

+ 1 514 841-3355

Media

Philippe Beauregard

Director, Public Affairs

philippe.beauregard@cgi.com

+ 1 514 841-3218

CGI France

Hervé Dusart

Communications and Marketing

herve.dusart@cgi.com

+33 1 53 45 67 47

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC.

(Registrant)

Date: May 30, 2006	By /s/ Paule Doré

Name: Paule Doré

Title:	Executive Vice-President
and Chief Corporate Officer
and Secretary